





Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

BY FEDERAL EXPRESS
Pam Howell, Esq.
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549 - 7010

Received SEC
MAR 11 2008
Washington, DC 20549

RECEIVED
MAR 11 2008
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

March 10, 2008

Re: Real Estate Income Fund, LLC
Amendment to Offering Statement on Form 1-A filed February 22, 2008
File No. 24-10163

Dear Ms. Howell:

We have the responses set forth below to the comments made during our telephone conversation on March 7, 2008. We have highlighted on the enclosed filing exactly where the changes have been made in response to your comments. Please see the revised language under the following sections of the Preliminary Offering Circular:

1. Cover Page;
2. Summary of the Offering, pages 5-7;
3. Management Compensation, page 14;
4. Allocations and Distributions, pages 15-16;
5. Business of the Fund, page 23;
6. Summary of the Operating Agreement, pages 29 and 32; and
7. The Offering, page 39.

If there is anything further you need, please let us know.

Sincerely,

Geoffrey T. Chalmers

cc: William J. Raike